UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Amendment No.: *

Name of Issuer:  Fischer Imaging Corporation

Title of Class of Securities:  Common Stock

CUSIP Number:  337719108

  (Date of Event Which Requires Filing of this Statement)

                     December 31, 2001

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/ Rule 13d-1(b)
/X/ Rule 13d-1(c)
/ / Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number:  337719108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
          Robert Sussman
          520 Madison Avenue
          New York, New York 10022

2. Check the Appropriate Box if a Member of a Group a.
          b.  X

3.  SEC Use Only

4.  Citizenship or Place of Organization
          United States

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:
          290,000

6.  Shared Voting Power:
          482,000*

7.  Sole Dispositive Power:
          290,000

8.  Shared Dispositive Power:
          482,000*

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
          772,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
          8.39%

12. Type of Reporting Person
          IN

CUSIP Number:  337719108

1.  Name of Reporting Person
    I.R.S. Identification No. of Above Person
          Bentley Capital Management, Inc.
          520 Madison Avenue
          New York, New York 10022

2. Check the Appropriate Box if a Member of a Group a.
          b.  X

3.  SEC Use Only

4.  Citizenship or Place of Organization
          New York

Number of Shares Beneficially Owned by Each Reporting Person
With:

5.  Sole Voting Power:


6.  Shared Voting Power:
          482,000

7.  Sole Dispositive Power:


8.  Shared Dispositive Power:
          482,000

9.  Aggregate Amount Beneficially Owned by Each Reporting
    Person
          482,000

10. Check Box if the Aggregate Amount in Row (9) Excludes
    Certain Shares

11. Percent of Class Represented by Amount in Row (9)
          5.43%

12. Type of Reporting Person
          IA, CO

Item 1(a) Name of Issuer:  Fischer Imaging Corporation

      (b) Address of Issuer's Principal Executive Offices:
          12300 North Grant Street
          Denver, CO 80241-3120

Item 2(a) - (c).  Name, Principal Business Address, and
Citizenship of Persons Filing:

          Robert Sussman
          Bentley Capital Management, Inc.
          520 Madison Avenue
          New York, New York 10022

    (d)   Title of Class of Securities:  Common Stock

    (e)   CUSIP Number:  337719108

Item 3.  If this statement is filed pursuant to Rule
13d-1(b)(1) or 13d-2(b) or (c) check whether the person filing is:

    (a) / / Broker or dealer registered under Section 15 of the Act,

    (b)  / / Bank as defined in Section 3(a)(6) of the Act,

    (c)  / / Insurance Company as defined in
             Section 3(a)(19) of the Act,

    (d) / / Investment Company registered under Section 8 of the Investment Company Act,

With respect to Bentley Capital Management, Inc.:

    (e) /X/ The filing person is an Investment Adviser registered under Section 203 of the Investment
             Advisers Act of 1940,

    (f) / / Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee
             Retirement Income Security Act of 1974 or
             Endowment Fund,

    (g)  / / Parent Holding Company, in accordance with Rule
             13d-1(b)(ii)(G),

    (h) / / Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act,

    (i) / / Church plan excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act,

    (j)  / / Group, in accordance with Rule 13d-
             1(b)(1)(ii)(H).

With respect to Robert Sussman:

This statement is filed pursuant to Rule 13d-1(c), check this box. /X/

 Item 4. Ownership.

         (a) Amount Beneficially Owned: Robert Sussman -
772,000, Bentley Capital Management, Inc. - 482,000

         (b) Percent of Class: Robert Sussman - 8.39%,
Bentley Capital Management, Inc. - 5.43%

         (c) Robert Sussman - 482,000* shares with shared power to vote or to direct the vote; 290,000 shares with sole power to vote or direct the vote; 482,000* shares with shared power to dispose or to direct the disposition of;
290,000 shares with the sole power to dispose or to direct the disposition of.

         Bentley Capital Management, Inc. - 482,000 shares with shared power to vote or to direct the vote; 482,000 shares with shared power to dispose or to direct the disposition of.

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following / /.

Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.

         N/A

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported by the Parent
Holding Company.

         N/A

Item 8.  Identification and Classification of Members of the
Group.

         N/A

Item 9.  Notice of Dissolution of the Group.

         N/A

Item 10.
With respect to Bentley Capital Management, Inc.

    Certification for Rule 13d-1(b): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Bentley Capital Management, Inc.        February 8, 2002
         ------------------
    By: /s/ Robert Sussman                 Date
        ----------------
        Member

With respect to Robert Sussman:

    Certification for Rule 13d-1(c): By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         /s/ Robert Sussman                 February 8, 2002
         -------------------                ----------------
                                            Date

                         AGREEMENT

         The undersigned agree that this Schedule 13G dated

February 8, 2002 relating to the Common Stock of Fischer

Imaging Corporation shall be filed on behalf of the

undersigned.

         /s/ Robert Sussman
         -----------------------


         Bentley Capital Management, Inc.

         By: /s/ Robert Sussman
         -----------------------
             Member






* Robert Sussman disclaims beneficial ownership of these Securities except to the extent of his pecuniary interest therein. Robert Sussman's interest in these securities is limited to that of president of Bentley Capital Management, Inc.
























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